(FORMERLY QUEST CAPITAL CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2010

INTRODUCTION

The following information, prepared as of November 4, 2010, should be read in conjunction with the unaudited interim consolidated financial statements of Sprott Resource Lending Corp. (“SRLC” or the “Company”, formerly Quest Capital Corp.) as at September 30, 2010 and for the three and nine months ended September 30, 2010 and 2009, and the related notes attached thereto, which were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to the Company, including the Company’s Annual Information Form, is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the website of the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov.

BUSINESS PROFILE AND STRATEGY

The third quarter of 2010 marked a significant change in the Company’s lending strategy. On August 17, 2010, the Company’s shareholders approved a plan, implemented on September 7, 2010, to rebrand the Company as a natural resource lender, providing financing to mining and oil and gas companies under the name Sprott Resource Lending Corp. As part of this change, the Company has entered into agreements with Sprott Lending Consulting LP (“Sprott LP”) (see heading Material Contracts section herein). Prior to the change in lending strategy, the Company was a Mortgage Investment Corporation which invested in mortgages secured by Canadian real estate and operated under the name Quest Capital Corp. The strategic shift from real estate to natural resource lending positions the Company to finance a growing component of mid-tier resource companies that are not being served by conventional banks. A resource-based portfolio is expected to produce attractive interest yields, with the additional upside of bonus arrangements in the form of securities of the borrower. During the transition to resource lending, the Company continues to monetize its remaining real estate loan portfolio. In the third quarter of 2010, SRLC monetized real estate loans for approximately $46 million, and $132 million of loans have been monetized in the nine months ended September 30, 2010, most of which were performing loans. Going forward, the Company will only provide additional real estate financing where it is committed to do so under existing loan agreements, or as a disbursement to protect the value of its existing investments. Given the nature of the remaining real estate loans, the timing for the completion of this monetization program is difficult to accurately predict; however, management is targeting substantial completion of its real estate loan monetization by the end of the first quarter of 2011.

RESOURCE LENDING

As a natural resource lender, the Company will finance precious and base metal mining, exploration and development companies, as well as oil and gas companies. Financing will be primarily to companies that are in late stage exploration and development, or early stage production, and will likely be in two forms:

1.	Bridge loans, whereby interest payments are determined through a prescribed interest rate and are paid in a stated currency; and

2.

Precious metals loans, whereby loan interest and/or principal payments are based on predetermined units of measurement of a stated precious metal (typically, gold or silver). Payments would either be received in a stated currency at the prevailing market price of the precious metal at the time of repayment, or through actual delivery of the stated precious metal units. The Company may also enter into separate financial contracts with third parties to limit or hedge its exposure to fluctuating commodity prices.

Typical lending criteria for resource loans are as follows:

Loan Terms	Precious Metals Loans	Bridge Loans

Principal amount	$10 million - $20 million, and may not exceed $25 million, unless syndicated	$5 million - $10 million, and may not exceed $25 million, unless syndicated

Purpose	Production expansion, working capital, construction, general corporate purposes, acquisitions	Production expansion, working capital, construction, general corporate purposes, acquisitions

Sectors	Mining	Mining (including precious and base metals) and oil and gas

Rate	25% internal rate of return (prior to any hedging arrangements), with approximately 5%-10% in bonus securities or cash	12% per annum, plus approximately 8%-10% in bonus securities or cash

Currency	Repayments in US dollars based on the market price of an underlying commodity (e.g. product of a predetermined number of gold oz and the gold spot price)	Canadian or US dollars

Term	Generally 12 to 36 months	Generally 6 to 24 months

Security	General security agreement and/or specific security	General security agreement and/or specific security

Geographic restrictions	None	None

NON-GAAP MEASURES

Return on equity (“ROE”) and return on assets (“ROA”) are commonly used measures to compare the performance of lenders, but do not have standardized meanings prescribed by GAAP. Therefore, they may not be comparable to similar measures presented by other companies. The Company calculates these measures as follows:

  ROE - annualized net income divided by average shareholders’ equity.

  ROA - annualized net income divided by average total assets.

Readers are cautioned not to view non-GAAP measures as alternatives to financial measures calculated in accordance with GAAP.

THIRD QUARTER 2010 FINANCIAL HIGHLIGHTS

The following table highlights certain aspects of SRLC’s financial performance as at September 30, 2010 and for the three and nine months then ended, which is primarily attributed to the Company’s real estate lending operations. This information should be read in conjunction with the “Results of Operations” section of this MD&A.

Table 1 - Selected Financial Information
($ thousands, except per share amounts)
	Three Months Ended		Nine Months Ended
		September 30	September 30
	2010	2009	2010	2009
Net interest income	1,579	2,666	8,727	13,121
Loan loss expense	(16,920)	(8,081)	(21,036)	(16,562)
(Loss) gain on sale of loans and foreclosed properties	(486)	110	170	(215)
Syndication fees and other income	8	14	25	43
Loss before income taxes	(21,446)	(7,177)	(22,512)	(11,083)
Net loss	(16,249)	(5,160)	(16,806)	(8,057)
Loss per share - basic and diluted	(0.11)	(0.03)	(0.12)	(0.05)
ROE - annualized[1]	(25% )	(7% )	(12% )	(4% )
ROA - annualized[1]	(24% )	(6% )	(12% )	(3% )

	September 30	December 31	Change from
	2010	2009	December 31, 2009
Loans receivable	143,480	274,153	(130,673)	(48%	)
Total assets	270,297	298,400	(28,103)	(9%	)
Non-recourse loan syndication	-	20,677	(20,677)	(100%	)
Total liabilities	4,706	24,493	(19,787)	(81%	)
Shareholders' equity	265,591	273,907	(8,316)	(3%	)
Common shares outstanding	154,694,758	151,342,734	3,352,024	(2%	)
Book value per share	1.72	1.81	(0.09)	(5%	)
Impaired loans - carrying value	123,550	144,656	(21,106)	(15%	)
Loan loss provision	53,247	36,063	17,184	(48%	)
Provision as a percentage of impaired loans	30%	20%

1    See section “Non-GAAP Measures” for definitions.

For the three months ended September 30, 2010, net interest income was $1.1 million lower than during the same period in 2009. Included in net interest income for the three months ended September 30, 2009 is a $1.9 million interest expense for dividends paid on preferred shares and interest paid on a revolving debt facility. The preferred shares were redeemed and the debt facility was repaid in late 2009, so no equivalent charges have been incurred in 2010. Excluding preferred share and debt interest expense, net interest income during the three months ended September 30, 2010 was $3.0 million less than that for the comparative 2009 period, owing to a decrease in the principal balance of performing loans. The principal balance of performing loans decreased as a result of the Company’s loan monetization efforts and because of an increase in loan impairments; the Company does not record interest income on impaired loans.

Net loss increased $11.1 million or 215% in the third quarter of 2010 compared with the third quarter of 2009, primarily the result of increased loan losses, a higher salaries and benefits expense, and lower net interest income. Basic and diluted loss per share is $0.11, an increase of $0.08 per share.

The Company’s total assets as at September 30, 2010 were $28.1 million less than at December 31, 2009 because of a $17.2 million increase in loan loss provisions, and the use of cash to repurchase and cancel $17.2 million of the Company’s common shares and to repay a $20.7 million non-recourse loan syndication liability held as at December 31, 2009. The combined impact of these transactions on total assets was partially offset by a $24.8 million increase in cash received through a private placement of common shares.

SRLC’s shareholders' equity as at September 30, 2010 was $8.3 million less than at December 31, 2009. Shareholders’ equity decreased as a result of $17.2 million in common shares being repurchased by the Company through substantial and normal course issuer bids during 2010 and $16.8 million in year-to-date net losses. The impact of these transactions was partially offset by increases to shareholders’ equity from a $24.8 million private placement of common shares and $0.9 million in stock-based compensation recorded in 2010.

DIVIDEND UPDATE

As a resource lender, the Company plans to pay a common share dividend calculated as the proportion of the Company’s average net assets equal to the average 30-year Government of Canada bond yield, or similar index. The timing of such dividends depends on the Company’s ability to deploy a sufficient amount of its capital into resource loans on a profitable basis. Accordingly, the timing of dividend payments cannot be accurately predicted, but it is the intention that dividend payments will commence in 2011. As the Company’s operations as a resource lender continue, management will provide further guidance over time.

Historically, the Company’s common share dividend policy was guided by its status as a mortgage investment corporation (“MIC”). A MIC is a special-purpose corporation defined under Section 130.1 of the Income Tax Act (Canada) that allows the Company to reduce its taxable income through the payment of dividends to its shareholders. Currently, the Company’s loan portfolio is weighted towards residentially-oriented mortgages. However, as these loans are monetized and the proceeds redeployed into resource loans, the Company will eventually lose its MIC status; the Company has no intention to remain a MIC past 2010 and will forego its MIC status in 2010 should the Company invest a sufficient amount of its cash in resource loans. Any dividends paid in the year which MIC status is lost, including those as a result of its recent substantial issuer bid, will not be treated as a taxable deduction in the calculation of the Company’s taxable income.

OUTLOOK

The financial outlook over the remainder of 2010 and into early 2011 is guided by the Company’s transition from real estate lending to resource lending. With respect to the Company’s existing real estate portfolio, due to the low level of performing loans, the Company’s interest income will remain low until its capital is deployed in resource loans. As a result, the Company will likely incur operating losses in the near term, but their amounts are difficult to quantify at this time. When the Company has established a sizable resource loan portfolio, interest income and earnings from bonus shares and warrants are expected to positively impact operating income. Certain of the income related to resource lending may be subject to volatility.

With over $108 million in cash, SRLC is positioned to take advantage of opportunities that meet the Company’s resource lending criteria and it is expected that resource lending will commence in the fourth quarter of 2010, but the timing and amount of resource loan origination is unknown. To date, the Company has evaluated many lending opportunities and is encouraged by the level of potential transaction activity.

Since the recent global recession and credit crises, the prices of most resource commodities have rebounded strongly, particularly those of precious and base metals. These increases in prices have led to resurgences in both the exploration and development of natural resources as well as related financing activities. While the Company is currently being presented with a number of attractive investment opportunities, strong equity markets in the resource sector can reduce the need of resource companies to utilize debt financing, which could reduce the Company’s future deal flow.

To make additional funds available for resource lending, the Company continues to monetize its remaining real estate loans. There has been some recent softening in the Canadian residential real estate market and, should this trend continue, the timing and proceeds from monetization of real estate loans will be uncertain, and may result in further losses from these loans. When determining the appropriate exit strategies for its remaining real estate loans, the Company considers the timing and amounts of real estate loan monetization proceeds against the income potential from reinvesting these proceeds in resource loans.

RESULTS OF OPERATIONS

Table 2 - Condensed Income Statement
($ thousands)
	Three Months Ended September 30				Nine Months Ended September 30
		2010		2009		2010		2009
Interest and other income	$	%	$	%	$	%	$	%
Interest income	1,880	(12)	5,222	(99)	9,216	(76)	20,810	(576)
Interest and syndication expense	(301)	2	(2,556)	48	(489)	4	(7,689)	213
Loan loss expense, net of recoveries	(16,920)	107	(8,081)	153	(21,036)	173	(16,562)	458
(Loss) gain on sale of loans and foreclosed properties	(486)	3	110	(2)	170	(1)	(215)	6
Syndication fees and other income	8	-	14	-	25	-	43	(1)
	(15,819)	100	(5,291)	100	(12,114)	100	(3,613)	100

Non-interest expense
Salaries and benefits	3,889	69	855	45	6,570	63	4,141	55
Stock-based compensation	405	7	62	3	877	8	375	5
Legal and professional services	734	13	171	9	1,210	12	682	9
Asset reclamation	55	1	50	3	185	2	191	3
Management services	45	1	-	-	45	-	-	-
Other expenses	499	9	748	40	1,511	15	2,081	28
	5,627	100	1,886	100	10,398	100	7,470	100

Loss before income taxes	(21,446)		(7,177)		(22,512)		(11,083)
Income tax (recovery) expense	(5,197)		(2,017)		(5,706)		(3,026)
Net loss	(16,249)		(5,160)		(16,806)		(8,057)

Net loss

Net loss for the three months ended September 30, 2010 was $16.2 million compared with a net loss of $5.2 million for the same period in 2009. This $11.0 million increase resulted primarily from an $8.8 million increase in loan loss expense, a $3.0 million increase in salaries and benefits and a $1.1 million decrease in interest income, net of interest and syndication expense, offset by a $3.2 million increase in income tax recoveries.

Interest income

Interest income includes loan interest at the stated loan rate, excluding interest that has not been accrued on impaired loans, plus loan commitment fees net of originators’ fee expense. Interest is calculated using the effective interest rate method.

Interest income decreased $3.3 million or 64% to $1.9 million in the three months ended September 30, 2010, compared with the same period for 2009, owing to a 41% decrease in the average loan principal outstanding from $364.6 million in the third quarter of 2009 to $216.0 million in the third quarter of 2010. In addition, the annualized interest yield on the entire loan portfolio was 3% in the third quarter of 2010, down from 6% in 2009. This decrease is a result of an increase in the proportion of impaired loans, on which no interest income is recorded, within the overall loan portfolio.

Interest and syndication expense

Interest and syndication expense for the three months ended September 30, 2010 relates to the amortization of commitment fees paid on a $35 million standby line of credit obtained to fund potential common share repurchases under a the recent substantial issuer bid, but which was cancelled within the third quarter of 2010. The Company did not draw on this facility, and no other related interest expense has been incurred.

Interest and syndication expense of $2.6 million for the three months ended September 30, 2009 is composed of $0.5 million in interest on a revolving debt facility, $1.5 million in First Preferred Shares, Series A dividends (treated as interest expense), and $0.6 million in non-recourse loan syndication expense. In the year-ended December 31, 2009, the Company repaid the debt facility and redeemed the First Preferred Shares, Series A, and the Company repaid the syndicated portions of all non-recourse loans in March 2010. Consequently, no comparable expenses were incurred during the third quarter of 2010.

Loan loss expense, net of recoveries

The Company recorded a $16.9 million loan loss expense for the three months ended September 30, 2010, an $8.8 million increase from the comparative period in 2009. The expense recorded in 2010 is a result of changes to management’s valuation of the security underlying certain loans, based on updated appraisal values or changes to the expected timing of loan monetization.

In establishing the Company’s loan loss provisions, management estimates the net realizable value of properties and other assets taken as security on loans. This is outlined in greater detail in the section entitled “Credit Quality and Impaired Loans.” The use of independent appraisals and the process by which management estimates the value of security is subject to significant measurement uncertainty, especially in volatile economic times. There may be significant differences between management’s best estimate of real estate or other security values used to establish a loan loss provision and the ultimate value realized on such security.

Salaries and benefits

The expense recorded for salaries and benefits increased $3.0 million or 355% to $3.9 million in the third quarter of 2010 compared with the third quarter of 2009. This increase resulted from 2010 charges of $2.1 million for loan monetization bonuses, $1.3 million for executive severance and $0.2 million for staff severance due to the change in lending strategy. These additions were partially offset by a 37% reduction in the average number of employees during the third quarter of 2010 compared with the same period in 2009, which resulted in lower base salary charges.

Stock-based compensation

Stock-based compensation of $0.4 million for the three months ended September 30, 2010 was $0.3 million higher than for the same period in 2009. This increase resulted from a modification to the vesting period of certain outstanding options and additional expenses recognized from 6,825,000 options granted during 2010.

Other expenses

Other expenses include general and office expenses, directors’ remuneration, regulatory and other miscellaneous expenses. These expenses were $0.2 million less in the three months ended September 30, 2010 compared with the same period in 2009 as a result of administrative cost containment and savings realized from the 2009 closure of the Company’s Toronto office.

Income tax recovery

The Company recognizes a future tax asset based on the likely realization of non-capital tax losses which are to be utilized against future taxable earnings. During the three months ended September 30, 2010, the Company incurred additional tax losses due to loan loss expenses. As at September 30, 2010, the Company has $53.1 million of non-capital tax losses remaining to reduce future taxable income.

Comprehensive income

As at September 30, 2010 and 2009, the Company had no available-for-sale assets or liabilities whose fair values differ from their original carrying value. As a result, there is no other comprehensive income to report for the three months ended September 30, 2010 and 2009.

FINANCIAL POSITION

Table 3 - Condensed Balance Sheet
($ thousands)
	September 30, 2010		December 31, 2009
	$	%	$	%
Cash deposits	108,019	40	4,729	1
Loans receivable	143,480	53	274,153	92
Future income tax assets	16,751	6	11,504	4
Other assets	2,047	1	8,014	3
Total Assets	270,297	100	298,400	100

Liabilities	4,706	2	24,493	8
Shareholders’ equity	265,591	98	273,907	92
Total liabilities and shareholders’ equity	270,297	100	298,400	100

Cash deposits

Cash deposits include cash balances with major Canadian chartered banks and exclude restricted cash. The Company’s cash balance as at September 30, 2010 is $103.3 million more than as at December 31, 2009. This increase resulted from proceeds received through loan monetization (principal repayments and proceeds on sales of loans and foreclosed properties) and the issuance of common shares, which were partially offset by repurchases of the Company’s common shares, repayments of non-recourse loan syndications and loans funded.

Loans receivable

As at September 30, 2010, the Company’s loans receivable consisted of 24 real estate loans with a carrying value of $143.5 million. As at December 31, 2009, the Company’s loans receivable comprised 34 loans with a carrying value of $274.2 million.

The following table summarizes the components of the Company’s loans outstanding:

Table 4 - Loan Portfolio
($ thousands)
	September 30, 2010		December 31, 2009
Mortgage Principal Outstanding	$	%	$	%
Land under development	119,107	60	135,549	44
Real estate - residential	-	-	6,763	2
Real estate - commercial	41,058	21	87,493	28
Construction	36,674	19	78,318	26
Total principal outstanding	196,839	100	308,123	100
Accrued interest and deferred fees, net	(112)		2,093
Loan loss provision	(53,247)		(36,063)
Loans receivable	143,480		274,153

The following table summarizes the quarterly activity in the Company’s loan principal:

Table 5 - Loan Principal Continuity
($ thousands)
	Three Months Ended		Nine Months Ended
	September 30		September 30
	2010	2009	2010	2009
	$	$	$	$
Principal balance, beginning of period	233,734	368,709	308,123	387,587
Loans funded, net of syndicate portions	3,109	9,962	16,857	28,709
Loans repaid and sold, net of syndicate portions	(40,004)	(18,127)	(128,141)	(55,752)
Principal balance, end of period	196,839	360,544	196,839	360,544

Loan principal funded during the three months ended September 30, 2010 includes $2.4 million in cash advances and $0.7 million funded through interest and loan fees capitalized to principal. Due to the Company’s focus on loan monetization, the amounted funded in the third quarter of 2010 was less than that funded in the same period of 2009.

Loan principal repaid and sold in the three months ended September 30, 2010 comprises $39.7 million received from loan principal repayments and sale proceeds and a $0.3 million principal write-off on the sale of one loan. The increase in loans repaid and sold compared with the three months ended September 30, 2009 is the result of the Company’s focus on loan monetization.

As at September 30, 2010, the loan portfolio was composed of almost 100% first position mortgages:

Table 6 - Priority of Mortgage Principal Security Charges
($ thousands)
	September 30, 2010		December 31, 2009
	$	%	$	%
1st position	194,688	99	307,455	100
2nd position	2,151	1	668	-
Total mortgages	196,839	100	308,123	100

The following table divides the Company’s loan portfolio by the geographic location of the underlying real estate:

Table 7 - Geographic Location of Mortgage Principal
($ thousands)
	September 30, 2010		December 31, 2009
	$	%	$	%
British Columbia	98,069	50	141,694	46
Prairies	97,287	49	125,429	41
Ontario	1,483	1	41,000	13
Total mortgages	196,839	100	308,123	100

Credit quality and impaired loans

As part of its security on remaining real estate loans, the Company has corporate and/or personal guarantees from borrowers in addition to the properties securing the mortgages. Management reviews the Company’s loan portfolio on a regular basis to estimate the value of the underlying security and, if credit conditions have adversely impacted the carrying value of the loan, suitable remedial action is taken.

As at September 30, 2010, the Company had 17 impaired loans with a total carrying value of $123.5 million (December 31, 2009 - $144.7 million) on which remedial action has been undertaken. Loan loss provisions totaling $53.2 million are included in the combined carrying value of $86.8 million for 15 of these loans. For the remaining two impaired loans, with a total carrying value of $36.7 million, management has not recorded loan loss provisions because the estimated net realizable values of the collateral securing the loans are more than their carrying values.

As at September 30, 2010, SRLC had $3.8 million in loan principal outstanding (December 31, 2009 - $15.3 million) which is classified as past due, but is not impaired because it is less than 90 days past due, or there is reasonable assurance of collection of principal and accrued interest.

To determine whether or not a loan is impaired, management looks first to loans where the fulfillment of any contractual terms is in arrears. If regular loan payments are in arrears by 90 days or more, the loan is declared to be impaired and interest ceases to be recorded on the loan. Alternatively, if there has been a specific event which gives rise to uncertainty as to the ultimate collectability of a loan, including those loans that are less than 90 days in arrears, the loan is declared to be impaired.

All impaired loans are individually assessed to determine whether the value of the real estate and other collateral securing the loan is less than the carrying value of the loan. The value of real estate and other collateral security is estimated by management using independent appraisals and other market knowledge. Where management can reasonably estimate the timing of security disposal, SRLC computes the discounted present value of estimated net proceeds on disposal using the interest rate inherent in the loan contract. The difference between this present value of estimated future proceeds of the security and the carrying value of the loan is charged against income (loss) as a loan loss expense.

The appraisals used to determine real estate and other collateral security values are acquired from independent, recognized appraisal firms. Appraisal methodology utilizes data points in the form of recent comparable transactions as a key basis for valuation. Where these data points are not available, the appraisal process is more difficult. The downturn in real estate sales since 2008, in certain regions where SRLC lends, has reduced the number of recent comparable transactions on which appraisals may be based. Consequently, this has made it difficult to accurately value certain loan security held by SRLC, and leads to significant measurement uncertainty that the ultimate value realized from such security may be materially different than that estimated by management. Additionally, monetizing certain impaired loans or their underlying security may not occur on a timely basis, given the nature of the security or its location.

As the loan remediation process continues, additional information from the listing of properties for sale, the results of sale negotiations and comparable sales data may be identified, and loan loss provisions will be updated accordingly.

In the three months ended September 30, 2010, the Company’s loan loss provision increased to $53.2 million from $36.3 million as at June 30, 2010. The increase of $16.9 million corresponds to the loan loss expense recorded in the quarter.

The following table summarizes the changes to the Company’s loan loss provision during the three months ended September 30, 2010, by loan type and geographic location:

Table 8 - Summary of Impaired Loans
($ millions)
				Increase (Decrease)
				to Loan Loss
			Carrying Value	Provision in the
			Excluding Loan	Three Months
Geographic	Number	Property	Loss Provisions as at	Ended	Loan Loss Provision as
Area	of Loans	Descriptions	September 30, 2010	September 30, 2010	at September 30, 2010
Okanagan region, British Columbia	5	Land under development; residential construction	$41.0	$9.3	$24.3

Increase to loan loss provision relates to changes to sales prices and changes in the estimated net realizable values of certain properties.

Calgary region, Alberta	1	Land under development	24.6	nil	nil

Northern Alberta	5	Land under development; commercial building; residential construction	38.9	2.4	8.6

Increase to loan loss provision relates to changes in the estimated net realizable values of certain properties, partially offset by positive sales price adjustments on other properties.

Vancouver region, British Columbia	3	Land under development; commercial property	42.9	4.2	11.2

Increase to loan loss provision relates to a change in the estimated net realizable value from changes to the cash proceeds used to determine the provision required for land under development.

Edmonton region, Alberta	2	Office and residential building; residential construction	17.3	1.0	9.1

Increase to loan loss provision relates to changes in the expected net realizable values on commercial buildings and construction projects that are being marketed.

Vancouver Island, British Columbia	1	Commercial building	12.1	nil	nil

Total	17		$176.8	$16.9	$53.2

The following table summarizes changes in the carrying values and numbers of impaired loans since July 1, 2009:

Table 9 - Impaired Loan Continuity
($ Millions)
	Third Qtr		Second			First	Fourth		Third
	2010		Qtr 2010		Qtr 2010		Qtr 2009		Qtr 2009
	$	#	$	#	$	#	$	#	$	#
Opening impaired loans, excluding loan loss provision	157.5	14	168.6	16	180.7	18	168.0	20	162.3	18
New impaired loans	20.2	3	-	-	-	-	40.8	2	34.4	6
Impaired loans sold or cured	-	-	(7.1)	(2)	(10.1)	(2)	(31.4)	(4)	(30.0)	(4)
(Repayments) advances on impaired loans	(0.9)		(4.0)		(2.0)		3.3		1.3
Ending impaired loans	176.8	17	157.5	14	168.6	16	180.7	18	168.0	20
Loan loss provision	(53.2)	15	(36.3)	13	(34.6)	14	(36.1)	15	(26.8)	15
Net carrying value of impaired loans	123.6		121.2		134.0		144.6		141.2

The following table summarizes the loan to value (“LTV”) ratios of the Company’s performing loan principal outstanding, by maturity date, as at September 30, 2010:

Table 10 - LTV of Principal Outstanding for Performing Loans, by Maturity[1]
($ millions)
							Weighted
	Number	Total	0 - 24%	25 - 49%	50 - 74%	75 - 100%	Average
	of Loans	Principal	LTV	LTV	LTV	LTV	LTV
Principal due within 1 month	3	12.5	-	-	12.5	-	65%
Principal due 1 - 6 months	3	3.5	2.0	-	1.5	-	41%
Principal due 7 - 12 months	1	3.8	-	-	3.8	-	66%
Principal due 13 - 24 months	-	-	-	-	-	-	-
Principal due greater than 24 months	-	-	-	-	-	-	-
	7	19.8	2.0	-	17.8	-

[1]

Loan to value is calculated as loan principal, including commitments for future funding, divided by the lower of the original and current estimated property value. Impaired loans are excluded from this summary.

Future income tax assets

The Company has recognized future income tax assets based on the likely utilization of tax losses and other deductions against future taxable income. As at September 30, 2010, future income tax assets were $16.8 million, $5.2 million more than the $11.5 million as at December 31, 2009. This increase is the result of additional non-capital tax losses incurred in the nine months ended September 30, 2010. As at September 30, 2010, the Company has $53.1 million of non-capital tax losses available to reduce future taxable income. The Company has also recognized a future tax liability of $0.3 million as at September 30, 2010, related to its former U.S. based operations.

Other assets

Other assets as at September 30, 2010 were $6.0 million less than at December 31, 2009, primarily owing to $5.9 million in proceeds collected on a loan sold in 2009 that was classified in other assets on December 31, 2009. Other assets as at September 30, 2010 include $0.9 million in cash restricted for asset retirement, $0.6 million in accounts receivable, prepaid expenses and deposits, $0.3 million in premises, equipment and intangible assets, and $0.2 million in income tax receivables.

Liabilities

Total liabilities of $4.7 million as at September 30, 2010 were $19.8 million less than $24.5 million as at December 31, 2009. The decrease is result of the repayment of $20.7 million of the Company’s non-recourse loan syndication liability recorded as at December 31, 2009. These loans were recorded on a gross basis, with SRLC’s and syndicate partners’ positions presented separately. During the first quarter of 2010, the Company repaid all of the syndicate positions in the non-recourse loans. Partially offsetting this repayment are additional accruals for real estate loan remediation bonuses and employee severance.

Shareholders’ equity

SRLC’s shareholders' equity as at September 30, 2010 was $8.3 million less than as at December 31, 2009. Shareholders equity decreased $16.8 million from the net loss for the nine months ended September 30, 2010 and $17.2 million from the purchase and cancellation of the Company’s common shares through its normal course and substantial issuer bids. These decreases were partially offset by $24.8 million in proceeds from a private placement of common shares and stock-based compensation of $0.9 million. Further information on the Company’s capital resources is discussed in the “Liquidity and Liquidity Risk” section herein.

Contractual and constructive obligations

The Company has a contractual obligation for its leased office space in Vancouver as well as a long-term software maintenance agreement. As at September 30, 2010, $1.1 million is due to be paid under these commitments during the remainder of 2010 and through 2013.

Additionally, the Company is constructively committed to fund $5.9 million in further loan advances, subject to the borrowers meeting certain conditions. Although not contractually required, the Company expects to fund these advances in order to protect the security of assets underlying the loans receivable. These advances are expected within the remainder of 2010 and early 2011 although their exact timing is unknown.

The following table summarizes these obligations outstanding as at September 30, 2010:

Table 11 – Contractual Obligations
($ thousands)
	Obligations Due by Year
Contractual Obligation	Total	2010	2011	2012	2013	2014
Office lease and other	1,058	116	466	466	10	-
Loan commitments	5,924	5,924	-	-	-	-
Total	6,982	6,040	466	466	10	-

In the second quarter of 2010, the Company reported a contractual obligation to pay certain officers compensation of $2.0 million in 2012, contingent on the officers remaining with the Company through the terms of their respective contracts. As a result of its rebranding as a resource lender, the Company terminated these employment contracts in the three months ended September 30, 2010, and paid $2.0 million. Consequently, no remaining obligation exists as at September 30, 2010.

MATERIAL CONTRACTS

On September 7, 2010, the Company entered into a Management Services Agreement (the “MSA”) and Partnership Agreement (the “PA”) with Sprott LP. These agreements are available on SEDAR and certain of their terms are summarized below.

Management Services Agreement

The MSA appoints Sprott LP to manage, or engage others to manage, the affairs of the Company and to provide all necessary or advisable administrative services. These services include implementing Board decisions, administering day-to-day business affairs, assisting in the compliance with regulatory and securities legislation, and managing the Company’s internal accounting, audit and legal functions.

Additionally, Sprott LP will provide the Company with four executive members: a director (John Embry); a director, also serving as the Company’s President and Chief Executive Officer (Peter Grosskopf); the Chief Financial Officer (Jim Grosdanis); and the Chief Operating Officer (Narinder Nagra).

The MSA became effective on September 7, 2010 and shall be in force until September 7, 2013, and shall be automatically renewed thereafter for additional terms of one year. The MSA has certain early termination and change of control provisions.

In consideration for the services to be provided by Sprott LP to the Company, pursuant to the MSA, the Company will pay Sprott LP an annual service fee equal to $0.1 million per annum for the services outlined in the agreement, and all other services requested by the board to Sprott LP that are outside this agreement shall be paid on terms that are generally no less favourable to the Company than those available from arm’s length parties.

The Company shall also pay all fees and expenses incurred in connection with the operation and management of the Company’s business.

Partnership Agreement

The Company’s resource lending activities will be conducted through Sprott Resource Lending Partnership (the “Partnership”). The PA between the Company (including a wholly-owned subsidiary), as ordinary partner, and the other partner, Sprott LP, as managing partner, was entered into on September 7, 2010.

Pursuant to the terms of the PA, the Company holds all voting Partnership units, entitling the Company to control the strategic, operating, financing and investing activities of the Partnership.

Sprott LP holds all non-voting Partnership units and, within the terms and conditions established by the Company, will, as managing partner, manage the Partnership’s lending activity, assets and administer the day-to-day operations of the Partnership. The managing partner may be removed as the managing partner of the Partnership by way of a special resolution approved by no less than two-thirds of the votes cast by the holders of the voting Partnership units who vote on the resolution.

Loans to be made by the Partnership will be approved by the board of the Company or credit committee of the board and for certain loans, the management of the Company.

In terms of distributions, the managing partner of the Partnership is entitled to receive, on an annual basis, an annual profit distribution of up to 2% of the average annual net resource asset value of the Partnership for the year (less the amount of compensation paid by the Partnership to certain executives and directors nominated by such managing partner). In addition, such managing partner is entitled to receive an annual incentive fee equal to 20% of the adjusted net resource lending profits before taxes of the Partnership in excess of a hurdle, which hurdle is equal to the average annual Government of Canada 30-year bond yield or similar index yield multiplied by the average annual net resource asset value of the Partnership for the year. The Partnership shall also pay the managing partner an amount equal to all costs actually incurred by the managing partner in the performance of its duties under the PA.

With respect to the ordinary partners of the Partnership, such partners will receive, on an annual basis, an annual profit distribution equal to the net resource lending profits before taxes of the Partnership, less the distributions paid to the managing partner of the Partnership.

The Partnership shall continue until the earlier of:

  the passing of a special resolution to dissolve the Partnership with the consent of Sprott LP;

  the disposition of all or substantially all of the assets of the Partnership;

  the date on which one Partner holds all voting and non-voting Partnership Units; or

  the entry of a final judgment, order or decree of a court of competent jurisdiction adjudicating the Partnership to be a bankrupt, and the expiration without appeal of the period, if any, allowed by applicable law in which to appeal therefrom.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

SUMMARY OF QUARTERLY RESULTS

Table 12 - Summary of Quarterly Results
($ thousands, except per share amounts)
	Third	Second	First	Fourth	Third	Second	First	Fourth
	Qtr 2010	Qtr 2010	Qtr 2010	Qtr 2009	Qtr 2009	Qtr 2009	Qtr 2009	Qtr 2008
Interest income	1,880	3,800	3,536	4,165	5,222	6,891	8,697	11,592
Other (loss) income	(478)	23	650	16	124	(309)	13	30
Loan loss expense, net of recoveries	16,920	2,533	1,583	14,987	8,081	5,884	2,597	10,685
(Loss) income before taxes	(21,446)	(1,218)	152	(17,112)	(7,177)	(5,973)	2,066	(380)
Net (loss) income	(16,249)	(937)	380	(13,576)	(5,160)	(4,280)	1,383	1,848
(Loss) earnings per share - basic and diluted	(0.11)	(0.01)	0.00	(0.09)	(0.03)	(0.03)	0.01	0.01
Total Assets	270,297	261,282	275,428	298,400	357,404	362,452	382,824	384,255
Total Liabilities	4,706	3,451	3,082	24,493	69,842	71,495	89,062	93,256

Additional loan losses recorded in the three months ended September 30, 2010 reflect updated management assessments and appraisals on the value of security underlying loans receivable and changes in the estimated timing of loan monetization.

Interest income has trended downwards since the fourth quarter of 2008 due to an increase in the proportion of impaired loans, on which interest is not recorded, and a reduction in the performing loan portfolio due to the Company’s focus on loan monetization. Management expects that interest income will continue to remain below historical levels over the near term, until such time that a substantial portion of the Company’s cash can be redeployed into resource loans.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s accounting policies and use of estimates are described in Note 4 of its audited consolidated financial statements as at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007. Management considers the following items to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements, and the uncertainties which could materially impact its results, financial condition and cash flows. Management continually evaluates its assumptions and estimates; however, actual results could differ materially from these assumptions and estimates.

Loan loss provisions

Loans receivable are stated net of loan loss provisions, where required, on impaired loans. Such provisions reflect management’s best estimate of the credit losses in the Company’s loan portfolio and judgments about economic conditions. As discussed at greater length in the section entitled “Credit quality and impaired loans,” this evaluation process involves estimates and judgments, which could change in the near term, and result in a significant change to a recognized provision.

On at least a quarterly basis, the Company’s Credit Committee reviews its loan portfolio and loan loss provisions, as determined by management, on a loan-by-loan basis. In determining the loan loss provisions, the Company considers the following:

  the nature and quality of collateral and, if applicable, any guarantee;

  secondary market value of the loan and the related collateral;

  the overall financial strength of the borrower;

  the length of time that the loan has been in arrears; and

  the borrower’s plan, if any, with respect to restructuring the loan.

Future tax assets and liabilities

The Company has recognized future tax assets based on its likely realization of tax losses to be utilized against future earnings. The Company will reassess at each balance sheet date its existing future income tax assets, as well as potential future income tax assets that have not been previously recognized. In determining whether additional future income tax assets are to be recognized, the Company will assess its ability to continue to generate future earnings based on its current loan portfolio, expected rate of return, the quality of the collateral security and ability to reinvest funds. If an asset has been recorded and the Company assesses that the realization of the asset is no longer viable, the asset will be written down. Conversely, if the Company determines that there is an unrecognized future income tax asset which is more-likely-than-not to be realized, it will be recorded in the balance sheet and statement of earnings. The Company has also recognized a future tax liability related to its former U.S. based operations.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company did not change any previously existing accounting policies in the nine months ended September 30, 2010, but one new policy was adopted.

As part of the change in lending activities to natural resource loans, the Company has established a partnership through which natural resource lending will be conducted, further described in the “Material Contracts” section herein. Pursuant to the PA, the ordinary partners (i.e. the Company and a wholly-owned subsidiary) hold 100% of the voting Partnership units and maintain control over key lending, strategic and operational decisions.

The managing partner, Sprott LP, administers the day-to-day Partnership operations and provides senior management expertise, and holds Partnership units without voting rights. As the Company maintains 100% of the voting control over the Partnership, the Partnership is fully consolidated in the Company’s financial statements.

As compensation for its services, Sprott LP receives priority Partnership distributions. These distributions are classified as a management services expense. To the extent that adjusted Partnership net income is less than the annual hurdle in a given year, this short-fall is carried forward and added to the annual hurdle in the distribution calculation for the subsequent year. The Company records an asset to reflect the future benefit of this hurdle carry-forward as a credit against future distributions to Sprott LP.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Canadian Institute of Chartered Accountants (“CICA”) has previously announced the planned convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) for public companies over a transition period, with IFRS to be effective for fiscal periods beginning on or after January 1, 2011. Management has established a plan to adopt IFRS on January 1, 2011 with restatement for comparative purposes of amounts reported by the Company for the interim periods and the year ended December 31, 2010.

An implementation team has been created and management has engaged a third-party advisor to assist. Management has completed the diagnostic phase, assessed the accounting policy choices and elections that are allowed under IFRS, has established positions with respect to elections under IFRS, and has identified preliminary adjustments to its transitional IFRS balance sheet. These positions have been reviewed for reasonableness by the Company’s third-party advisor, but have not yet been audited.

While not an exhaustive list, the following summarizes key IFRS determinations made by management:

Table 13 - Summary of Significant IFRS Differences from Canadian GAAP

Issue	Treatment Under Canadian GAAP	Treatment Under IFRS

Revenue recognition	The Company ceases to record interest and deferred fee revenue on all loans when they become impaired or 90 days past due.

Under existing IFRS, when a loan is impaired, the Company revises its forecast of future loan cash flows, and the loan is carried at the discounted present value of these future impaired cash flows. Interest income would be recognized on the accretion of the discounted value of the cash flows to their future values.

If, subsequent to impairing any future cash flows, management determines that further impairments are required, additional loan loss provisions may also be recorded.

Loan loss provisioning

Where indicators of impairment exist, the Company determines specific loan loss provisions by comparing the discounted present value of future cash flows for impaired loans, when such cash flows can be reasonably estimated, and records a loan loss provision for any excess in loan carrying value over the total discounted cash flows. When future cash flows cannot be reasonably estimated, the Company uses appraisal values.

Under existing IFRS, the Company is required to determine the loan loss provision using estimated discounted future cash flows for all loans for which indicators of impairment exist.

Management’s preliminary determination is that all existing loan loss provisions under Canadian GAAP were determined using future cash flows, so there will be no differences for these provisions under IFRS. However, using future cash flows to determine future loan loss provisions rather than other available market or appraisal data may require more judgment under IFRS than under Canadian GAAP.

Loan syndications

The Company has derecognized the syndicated positions of all loans syndicated on a pari passu basis. As such, only the Company’s positions in these loans and related interest income are reported in the Company’s financial statements.

Management’s preliminary determination is that the terms of its loan syndication agreements do not disqualify the Company from derecognizing portions of loans held by syndicate partners. As such, no difference between the IFRS and Canadian GAAP presentation of these loans is expected.

Accounting for Castle Mountain

The Company accounts for its 75% joint venture holding in Castle Mountain using the proportionate consolidation method - 75% of all Castle Mountain assets, liabilities, income and expenses are consolidated with other Company items of the same nature.

The Company will account for Castle Mountain using the equity method - the Company will report 75% of Castle Mountain’s equity as a one-line investment in its consolidated balance sheet, and will report 75% of Castle Mountain’s net income as equity investment income in its consolidated statement of comprehensive income.

Stock-based compensation	The Company records the fair value of options granted as an expense on a straight-line basis over the options’ expected lives.

The Company will continue to expense options over their expected lives, but the expense is accelerated - the overall expense recognition will be front-loaded to earlier periods of the options’ expected lives. Opening retained earnings will be lower on transition to IFRS than under Canadian GAAP to reflect the retrospective accumulation of additional stock-based compensation expense.

In addition to the aforementioned items, disclosures required under IFRS will likely be different than those required under Canadian GAAP.

As a number of existing IFRS are currently undergoing revision, including those with respect to financial instruments, the Company’s IFRS plan and preliminary assessments may be modified, as necessary, to take into account of any additional requirements arising from changes to existing IFRS prior to the Company’s transition date.

Accounting policy choices and elections under IFRS, and a preliminary IFRS transitional balance sheet (January 1, 2010) were reviewed for comment in the third quarter of 2010 by a third-party advisor. Management will continue to monitor updates to existing IFRS guidance, and will assess their impact on the Company’s accounting policies and disclosure, and will prepare financial statements on a quarterly basis using preliminary IFRS adjustments and disclosures for internal transitional purposes in addition to financial statements under Canadian GAAP.

Management does not believe there will be a significant impact of the conversion on SRLC’s business activities including the effect on information technology and data systems, internal controls over financial reporting and disclosure controls and procedures. Management will continually review and adjust its implementation process to ensure the convergence timetable is met.

TRANSACTIONS WITH RELATED PARTIES

The Company’s related party transactions are described in Note 13 of its unaudited interim consolidated financial statements as at September 30, 2010. The major related party transactions in the three months ended September 30, 2010 include the sale of common shares, by way of a private placement, to certain directors and officers, and a party related by virtue of having certain directors and officers in common. In addition, the Company also entered into a Management Services Agreement, discussed under the “Material Contracts” section herein, with a party related by virtue of having certain directors and officers in common, and incurred a management services expense with this party. Other significant related party transactions include bonuses and severance agreements with employees of the Company, as well as loan sales to a party related by virtue of having certain directors and officers in common and administrative services performed by the same related party.

DISCLOSURE OF OUTSTANDING SHARE DATA

As at November 4, 2010, the Company had the following common shares and stock options outstanding:

Common shares	154,694,758
Stock options	8,485,000
Common shares on full dilution of stock options	163,179,758

As at November 4, 2010, there were 5,025,000 “in the money” stock options outstanding, of which 1,231,205 have vested.

RISKS AND UNCERTAINTIES

Additional risk factors are disclosed under “Risk Factors” in the Company’s Annual Information Form filed on SEDAR.

Risk management

The success of SRLC is dependent upon its ability to assess and manage all forms of risk that affect its operations. Like other financial institutions, SRLC is exposed to many factors that could adversely affect its business, financial conditions or operating results. Developing policies and procedures to identify risk and the implementation of appropriate risk management policies and procedures is the responsibility of senior management and the Board of Directors. The Board directly, or through its committees, reviews and approves these policies and procedures, and monitors their compliance with them through ongoing reporting requirements. A description of the Company’s most prominent risks follows.

Credit risk management

Credit risk is the risk that a borrower will not honour its commitments and a loss to the Company may result. The Company is further exposed to adverse changes in conditions which affect real estate values for its real estate loans and commodity prices for its resource loans. These market changes may be regional, national or international in nature or may revolve around a specific asset. Risk is increased if the values of the underlying assets securing the Company’s loans fall to levels approaching or below the loan amounts. Any decrease in real estate values or commodity prices may delay the development of the underlying security or business plans of the borrower and will adversely affect the value of the Company’s security.

During the resource loan origination process, senior management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately mitigated. These include:

emphasis on first secured financings;

the investigation of the creditworthiness of all borrowers;

the employment of qualified and experienced loan professionals;

allocation of the responsibility for each loan to two SRLC employees which allows for peer review;

review of the sufficiency of the borrower’s business plans including plans which will enhance the value of the underlying security;

continuous written status updates provided on the business plans and if applicable, progress;

the engagement of qualified independent consultants and advisors such as lawyers, engineers and geologists dedicated to protecting the Company’s interests; and

the segregation of duties to ensure that qualified staff is satisfied with all due diligence requirements prior to funding.

The Company is also focused on real estate loan remediation and the collection of real estate loans the Company is committed to several processes to ensure that the Company will effectively and productively achieve these goals. These include:

the formation of a remediation team which focuses on the identification and remediation of problem loans;

strategy formulation as to the most appropriate method to protect the Company’s interest including obtaining additional security, request for principal reductions, protective disbursements and foreclosure proceedings;

frequent physical inspection of the properties by loan remediation team members;

engaging new legal counsel, realtors, and other professionals;

frequent updating of appraisals and/or re-underwriting of loans including updating borrower and guarantor financial conditions; and

weekly management review and discussion of the status of the loan including legal status, market intelligence, and business plans of the borrower.

The Board of Directors has the responsibility of ensuring that credit risk management is adequate. The Board has delegated much of this responsibility to its Credit Committee, which is composed of a majority of independent directors. They are provided with a detailed portfolio analysis including a report on all overdue and impaired loans, and meet on a quarterly basis, to review and assess the risk profile of the loan portfolio. The Credit Committee is required to approve all loan exposures between $10 million and $20 million, and any loan exposure for amounts greater than $20 million must be approved by the Board. The Board has delegated approval authority for all loan exposures less than $10 million to an approval committee comprised of members of senior management. In addition, at origination, the Company does not allow any one loan exposure to exceed 10% of the Company’s equity and restricts lending to any one borrower to 20% or less of the Company’s equity. As at September 30, 2010, the largest loan in the Company’s loan portfolio was a real estate loan for $28.6 million (20% of the Company’s loans receivable) and is considered impaired. This was also the largest aggregate amount owing by any one borrower. Also, the Company will syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower. The Company reviews its policies regarding its lending limits on an ongoing basis.

Liquidity and liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash to meet its obligations as they become due. This risk arises from fluctuations in cash flows from making loan advances and receiving loan repayments. The goal of liquidity management is to ensure that adequate cash is available to honour all future loan and other commitments and the repayment of any debt facility at maturity. As well, effective liquidity management involves determining the timing of such commitments to ensure cash resources are optimally utilized. SRLC manages its loan commitment liquidity risk by the ongoing monitoring of scheduled mortgage fundings and repayments. To meet funding shortfalls, actions taken by the Company could include: syndicating a portion of its loans; slowing its lending activities; obtaining debt facilities; and/or issuing common or preferred shares.

As at September 30, 2010, the Company had future loan commitments to borrowers of up to $5.9 million. Future loan commitments are primarily for construction draws which occur over the course of the term of the relevant loan which is typically 12 to 18 months in duration. Further, as at September 30, 2010, $19.8 million of the Company’s performing loan balance, or 10% of the Company’s total principal loan balance (before provisions), is due within a year. With the current economic climate, the ability to accurately forecast actual repayments on the Company’s loan portfolio has become difficult.

Management monitors rolling forecasts of the Company’s cash position based on the timing of expected cash flows, which incorporates assumptions related to the likely timing of loan repayments and property sales.

Market risk

Market risk is the impact on earnings as a result of changes in financial market variables such as interest rates, foreign exchange rates, commodity prices which can arise when making loans and borrowing and making investments. The Company does not engage in any type of trading activities other than disposing of any shares or warrants the Company may receive in connection with its lending arrangements. The Company’s material market risk is limited to those as noted below.

Interest rate risk

Interest rate risk is the risk that a lender’s earnings are exposed to volatility as a result of sudden changes in interest rates. This occurs, in most circumstances, when there is a mismatch between the maturity (or re-pricing characteristics) of loans and the liabilities or resources used to fund the loans. For loans funded using bank debt priced on the basis of bank prime rate plus a spread, the Company manages this risk through the pricing of certain of its loans also being based upon the bank prime rate plus a spread. In the past, the Company has, in some cases, set minimum rates or an interest rate floor in its variable rate loans. The Company is also exposed to changes in the value of a loan when that loan’s interest rate is at a rate other than current market rate. SRLC mitigated this risk by lending for short terms, with terms at the inception of the loan generally varying from six months to two years, and by charging prepayment penalties and upfront commitment fees.

As at September 30, 2010, the Company had no variable rate loans and 24 fixed-rate loans with an aggregate principal of $196.8 million.

Foreign exchange rate risk

Foreign exchange rate risk is the risk that a return on an investment may be negatively impacted by a change in the exchange rate between two currencies. The Company may, from time to time, invest in loans denominated in currencies other than the Canadian dollar. This may give rise to certain levels of foreign exchange rate risk. In these circumstances the Company may employ certain hedging strategies in order to mitigate its exposure to this type of risk.

Commodity price risk

Commodity price risk refers to the uncertainty of the future market values and the amount of future income caused by the fluctuation in the price of specific commodities. The Company may, from time to time, enter into loans where the repayment is notionally tied to a specific commodity spot price at the time of the loan. In these circumstances the Company may employ certain hedging strategies in order to mitigate the exposure to this type of risk.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under applicable securities legislation is properly accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. In addition, the Company’s Board of Directors, through the Audit Committee, performs an oversight role with respect to all public financial disclosures made by the Company and has reviewed and approved this MD&A and the accompanying consolidated financial statements.

The Company assesses, annually, its disclosure controls and procedures; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company assesses, annually, its controls over financial reporting; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

Changes in internal controls over financial reporting

Effective September 7, 2010, Peter Grosskopf was appointed Chief Executive Officer (“CEO”) of the Company, replacing Brian Bayley who remains as a director and resource lending advisor. There were no other changes in the Company’s internal controls over financial reporting that occurred during the three months ended September 30, 2010 that have materially affected, or are reasonably likely to affect, the Company’s internal controls over financial reporting.

FORWARD LOOKING INFORMATION

This MD&A includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). These statements appear in a number of places in this MD&A and include statements regarding our intent, or the beliefs or current expectations of our officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this MD&A, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Accordingly, you are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current anticipated potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Material risk factors which could cause actual results to differ materially include those disclosed herein under “Risks and Uncertainties”. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.